MAGIC PASSPORT LLC

GAAP Financial Statements

For the Fiscal Year Ended December 31, 2024

Self-Compiled (Unaudited)

Balance Sheet

As of December 31, 2024

ASSETS	Amount ($)
Cash and Cash Equivalents	613.93
Prepaid Expenses	0.00
Accounts Receivable	0.00
Total Current Assets	613.93
Total Assets	613.93

LIABILITIES AND STOCKHOLDERS' EQUITY	Amount ($)
Current Liabilities	0.00
Total Liabilities	0.00
Common Stock (400 shares authorized)	0.00
Additional Paid-in Capital	399.00
Retained Earnings (Deficit)	-(399.00)
Total Stockholders' Equity	0.00
Total Liabilities and Equity	613.93

Income Statement

For the Year Ended December 31, 2024

Category	Amount ($)
Revenue	0.00
Cost of Goods Sold	0.00
Gross Profit	0.00
Expenses	
Animation Contractors	56,582.50
Operations	3,089.40
Software & Subscriptions	229.69
Total Expenses	59,901.59
Net Income (Loss)	-59,901.59

Statement of Cash Flows

For the Year Ended December 31, 2024

Category	Amount ($)
Cash Flows from Operating Activities	
Net Income (Loss)	-59,901.59
Adjustments to reconcile net income	0.00
Net Cash Used in Operating Activities	-59,901.59
Cash Flows from Financing Activities	
Crowdfunding (Wefunder)	58,432.25
Net Cash Provided by Financing Activities	58,432.25
Net increase (decrease) in Cash	-1102.19
Cash at Beginning of Period	0.00
Cash at End of Period	613.93

Statement of Stockholder Equity

Owner	Equity ($)	Shares	Par Value ($)	Percentage Ownership
Magic Carpet Labs Limited	381.00	381	1.00	95.5%
Toju Olufeyimi	11.97	12	1.00	3.0%
Elijah Adefope	5.99	6	1.00	1.5%
Ferdinand Adimefe	0.04	0	1.00	0.0%

Notes to the Financial Statements

1. Organization and Purpose

Magic Passport LLC was incorporated on January 17, 2024, in the state of Delaware. The company is primarily involved in animated film development and related creative production efforts.

2. Basis of Accounting

These financial statements have been prepared on an accrual basis in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

3. Revenue Recognition

The company received revenue through crowdfunding via Wefunder. No additional commercial or grant income was generated in the fiscal year.

4. Expense Categorization

Expenses are categorized into three primary groups: payments to animation contractors, operational costs, and software/subscription fees.

5. Equity Structure

The company has 400 authorized shares. Ownership is distributed across four stakeholders as detailed in the equity statement. No dividends were issued.

6. Subsequent Events

No subsequent events requiring disclosure have occurred after the close of the fiscal year through the date of this report.